Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

November 30, 2022

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund, Inc., File No. 811-23688

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 21, 2022 with respect to the revised preliminary proxy statement filed on November 15, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PRER14A (the “Revised Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Revised Preliminary Proxy Statement says “If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please make this disclosure consistent with Rule 452.10, Subsection 3 of the New York Stock Exchange rules, particularly because all brokers will have received a proxy and will have knowledge of the proposal.

Response: The Fund respectfully acknowledges the Staff’s comment. Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting. Consistent with this practice, broker non-votes have been recorded in numerous contested shareholder meetings.1

Accordingly, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

1 See, e.g., SpartanNash Company, Form 8-K (filed June 15, 2022); McDonald’s Corporation, Form 8-K (filed June 2, 2022); Proctor & Gamble Company, Form 8-K/A (filed December 15, 2017).

United States Securities and Exchange Commission

Division of Investment Management

November 30, 2022

2.	Please revise description of proposal nos. 3 and 4 to clarify that Ocean Capital LLC is also proposing to add a supermajority voting requirement to amend this section of the by-laws.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Revised Preliminary Proxy Statement accordingly.

3.	Please provide a redlined version of Article II, Section 8 of the Fund’s by-laws reflecting the adoption of proposal nos. 3 and 4, and clarify that if proposal nos. 3 and 4 are both approved then the proposed changes to the Fund’s by-laws will be combined. Please also provide a copy of the amended Article II, Section 8 of the Fund’s by-laws to show the amendments contained in proposal nos. 3 and 4.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Revised Preliminary Proxy Statement accordingly.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett

Kai Haakon E. Liekefett

cc:  Alexandre-C. Manz, General Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm